SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the Month of November 2005

                                ECI TELECOM LTD.
                 (Translation of Registrant's Name into English)

                 30 Hasivim Street o Petah Tikva 49133 o ISRAEL

                    (Address of Principal Corporate Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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The following press releases are incorporated into this report on Form 6-K:

(1) The Registrant's press release dated October 10, 2005 entitled "ICE Costa Rica Selects ECI Telecom for $59 Million Nationwide Optical Backbone Network" attached as Exhibit 1 hereto.

(2) The Registrant's press release dated November 3, 2005 entitled "ECI Telecom Reports Continued Strong Growth - Third Quarter 2005 Revenues Jump 26% Year-over-Year to $162 Million" attached as Exhibit 2 hereto.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-121314) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ECI TELECOM LTD.
                                       (Registrant)

                                       By: /s/ Martin Ossad
                                          -------------------------
                                       Name: Martin Ossad
                                       Title: Corporate Vice President and
                                              General Counsel

Dated: November 8, 2005


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